Contact

hiten.sonpal@gmail.com

www.linkedin.com/in/hiten-sonpal (LinkedIn)
www.patriots.com/ (Other)
www.appleinsider.com/ (Other)

Top Skills

MVP
Product Concept
Executive Coaching

Hiten Sonpal

CEO @ RISE Robotics | CPO | CTO | R&D & Product Leader | Robotics & Automation | Consumer | B2B | Defense
Greater Boston

Summary

I'm an outcome-oriented engineering, tech and product leader with a track record of building best-in-class cultures that create innovative products and exceptional shareholder value. My superpower is decreasing time to market of complex robotics products, and I do this through creative cross-functional leadership that reduces scope without impacting business goals. I'm passionate about building high-performing teams and shipping products that make a difference.

My individual contributor, management and leadership experience spans the full gamut of market research, customer insights, MVP definition, fundraising, team building, technology development, ID & UX, systems engineering, technical program management, product development, DFx, new product introduction, sustaining engineering, manufacturing, P&L management, portfolio management, restructuring, organizational architecture, marketing and sales. Teams that I've led have shipped millions of units over 20+ SKUs, not including SaaS products.

Excited by the potential of the AI/Robotics revolution? Energized by moon shots? Feel free to connect!

Experience

RISE®Robotics

CEO, President and Board Member
May 2024 - Present (6 months)
Boston, Massachusetts, United States

RISE® Robotics is a MIT-founder-led, Techstars-incubated, Engine Ventures portfolio company initially targeting the $60B hydraulic actuator market. Our Beltdraulic actuators are >3x faster and >3x more efficient than hydraulic actuators. They enable the electrification of mobile industrial machinery by reducing battery sizes (or fleet sizes) by 50% for the same output. They also reduce the charging infrastructure needed by 50%. And our robotics-

ready actuators enable autonomy of mobile industrial machinery by providing accurate force, position and diagnostic data necessary to create the digital twins needed by the AIs running these systems.

Katrum
Advisor
April 2024 - Present (7 months)
Orlando, Florida, United States

Katrum is the only PaaS company in the world that supports easy deployment to 370+ servers across 14+ Cloud Providers globally including AWS EC2, Microsoft Azure, Google Cloud, Oracle Cloud, IBM Cloud, Digital Ocean , Linode, Hetzner, Upcloud, OVH, Scale Way, IONOS , AWS LIghtsail and Vultr.

Think Circuits Engineers
Advisor
October 2023 - Present (1 year 1 month)
Oakland, California, United States

Think Circuits is a technology R&D firm solving crucial real-world technical challenges, elevating the intelligence of your technology products with custom artificial intelligence and machine learning development.

Graze Robotics
Advisor
October 2023 - Present (1 year 1 month)
El Segundo, California, United States

Graze Robotics is ushering in a new era of eco-friendly groundskeeping with its advanced, fully electric autonomous mowers. By harnessing electric power, Graze autonomous mowers effectively eliminate harmful emissions, drastically reducing the carbon footprint of landscape maintenance.

Main Street Autonomy
Advisor
August 2023 - Present (1 year 3 months)
Greater Pittsburgh Region

Main Street Autonomy makes sensor calibration, localization, and mapping software that improves robot performance and expands operational domain. MSA's solutions use any combination of unsynchronized sensors, are easy to configure and simple to use, operate indoors and outdoors, and deliver industry-leading accuracy. MSA resiliently handles intermittent or unreliable sensors (including GPS), and terrains ranging from flat low-feature to complex 3D with bumps, slopes, camber, and associated uneven sensor sightlines.

Rapid Robot Development
Principal
February 2023 - Present (1 year 9 months)
Boston, Massachusetts, United States

Assisted companies in getting their robotics and automation products to market faster by combining the right technologies, scope, systems and talent. Performed due diligence for VC and PE firms investing in robotics companies. Note that I'm not accepting any new operational engagements, only select advisory roles where I can make a huge impact.

Electric Sheep Robotics
President
March 2022 - January 2023 (11 months)
San Francisco Bay Area

Joined executive team of this Tiger Global-funded RaaS startup targeting the $110B outdoor services market. Added project management, systems engineering, supply chain, configuration management and safety engineering functions to company and scaled the SLAM and Machine Learning groups. This enabled our commercial autonomous lawn mowing segment to generate the highest revenues of any competing startup or established incumbent for CY'22.

Mowbot powered by Robin Autopilot
2 years 2 months

Advisor to the Board of Directors
January 2022 - December 2022 (1 year)
Dallas-Fort Worth Metroplex

Chief Executive Officer
August 2021 - January 2022 (6 months)
Dallas-Fort Worth Metroplex

Robin is a disruptive SaaS start-up with a $3.2B SAM that enables landscaping businesses to offer Robots-as-a-Service (RaaS). Started as Chief Product Officer (CPO) and was promoted to CEO with full P&L responsibility and board seat.

Chief Product and Strategy Officer
November 2020 - August 2021 (10 months)
Dallas-Fort Worth Metroplex

Took over leadership of Robin's Strategy, Hardware Engineering, Software Engineering, Product Management, Manufacturing, Quality and Training functions. Developed product vision for subscriber (RaaS provider) experience, revamped the SW and HW roadmap, and restructured supply chain to hit value-based price targets.

ParaMow / Outwork Robots
Founder and COO
May 2020 - October 2020 (6 months)
Boston, Massachusetts, United States

Founding team member of consumer-facing robotics NewCo targeting the $80B home lawnmower market. Championed spin-out with leading tech company, identified founding leadership team members including industry thought-leaders, pitched value proposition, and found investors willing to provide Series A/B level funding. Project paused due to COVID-19 market dynamics.

iRobot
15 years 11 months

Lawn Care Program Leader
May 2016 - May 2020 (4 years 1 month)
Bedford, MA

Reporting to C-suite, full responsibility for 60-person cross-functional team consisting of advanced development, engineering, operations and product management, and an aggressive schedule to create a new $100M+/yr DTC business within 3 years of launch.

Director of Mechanical Engineering, Industrial Design & User Experience and China Engineering
November 2012 - May 2016 (3 years 7 months)
Bedford, MA

Led iRobot's 70 person mechanical engineering team, including ME, Industrial Design (ID) & User Experience (UX). Also oversaw offshore engineering, and briefly managed an additional 20+ people in the Systems Test group. Contributed significantly to $2.2B revenue and 9 million units shipped during this period.

Director of Electrical Engineering, Enterprise (All Business Units)
November 2011 - November 2012 (1 year 1 month)
Bedford, MA

Built and led the newly-created enterprise Electrical Engineering functional group, consisting of 30 employees working across government, enterprise and consumer business.

Director of Hardware Engineering, Government Business
November 2007 - November 2011 (4 years 1 month)
Bedford, MA

Led the Engineering functional group, consisting of 140 global FTEs across configuration, mechanical, electrical, and systems engineering functions. Administered a $16M budget and reported to the SVP of Product Development.

Electrical Engineering Manager, Government Business
October 2005 - October 2007 (2 years 1 month)
Burlington, MA

Reporting to the Director of Engineering, managed the EE department which designed electronics and firmware for all products in the Government business. Grew the group from 7 to 34 FTEs during tight labor market.

Lead Electrical Engineer
July 2004 - September 2005 (1 year 3 months)
Burlington, MA

Led a 5-person team responsible for the electronic design of a new 30-lb robot system, reported to the Chief Engineer of the product.

Ciholas Inc.
5 years 1 month

Project Manager
October 2003 - June 2004 (9 months)
Evansville, Indiana Area

Worked for privately held engineering firm that designs products for clients from a broad range of industries. Joined as employee #2, reported to the owner/president and wore many hats while helping grow the company to 10 people.

Engineer
June 1999 - September 2003 (4 years 4 months)

Designed electronics, firmware and software for customers, internal software for the business, and maintained IT infrastructure. Worked on broad range of technologies spanning sensors, amplifiers, ADCs/DACs, actuators, FPGAs, microcontrollers, microprocessors, motion control, video and networking.

Various
Software Engineer
1994 - 1999 (5 years)
Evansville, Indiana, United States

Self-funded 90% of college expenses by coding search engines, web apps, and enterprise-critical software for local firms.

_____

Education

Georgia Institute of Technology
M.S. (enrolled - part time), Computer Science specializing in Machine Learning and Computational Perception · (2020 - 2023)

MIT Sloan School of Management
Executive Certificates: Management & Leadership, Ops & Value Chain

Harvard Extension School
Coursework in Accounting & Finance

University of Evansville
B.S., Computer Engineering · (1994 - 1999)